Exhibit 10.12

735 N. PASTORIA AVE., SUNNYVALE, CA 94085 WWW.SILKROADMED.COM
February 6, 2018
Don Zurbay
10457 Scott Ave N
Brooklyn Park, MN 55443
Dear Don,
On behalf of Silk Road Medical, Inc., a Delaware corporation (the “Company”), I am extremely pleased to invite you to become a Director on the Company’s Board of Directors (the “Board”). It is the Board’s belief that your skills, expertise and knowledge will prove helpful to the progress of the Company.
In connection with your service as Director, it will be recommended to the Company’s Board of Directors at its next meeting that you receive a non-qualified stock option for 60 (bps) shares of the Company’s Common Stock (the “Option”) pursuant to the Company’s 2007 Stock Plan (the “Plan”). The Option will vest and become exercisable as follows: Twelve forty-eighths (12/48th) of the shares will vest and become exercisable on the one-year anniversary of the grant date and one forty-eighth (1/48th) of the shares will vest each month thereafter, with the Option vesting fully after four years of service. The Option will be subject to the terms and conditions of the Plan and the accompanying stock option agreement. The exercise price per share will be (i) $2.26 for 50 (bps) shares, equal to the as-converted per share value of the Company’s common stock implied by the post-money valuation of the 2017 financing and (ii) $4.50 for 10 (bps), equal to the as-converted per share value of the Company’s common stock at approximately a $325 million valuation. [You will be eligible for additional non-qualified stock option grants upon a qualified initial public offering and as determined by the Board.]
You will also earn an annual retainer of $60,000 for regular Board meetings, which is typically four per year. For clarification, the compensation remains the same for Board and committee meetings regardless of the number of meetings held throughout the year. In addition, in the event that the Company requests that you travel to attend any Board meetings or other activities in connection with your services as a director, the Company will reimburse you for your reasonable out-of-pocket expenses.
In accepting this offer, you are representing to us that (i) you do not know of any conflict that would restrict you from becoming a director of the Company and (ii) you will not provide the Company with any documents, records or other confidential information belonging to any other individuals or entities. Nothing in this offer or the stock option agreement should be construed to interfere with or otherwise restrict in any way the rights of the Company and the Company’s stockholders to remove any individual from the Board at any time in accordance with the provisions of applicable law.
As a condition to your membership on the Board, you must sign the Company’s standard Confidential Information and Invention Assignment Agreement enclosed herein (the “Confidentiality Agreement”). This offer letter and the Confidentiality Agreement, constitute the entire agreement between the Company and you relating to your role with the Company, and supercede all prior and contemporaneous discussions and understandings.
We are looking forward to having you join us at the Company. We believe that your enthusiasm and past experience will be an asset to the Company and that you will have a positive impact on the organization.

Sincerely,

On behalf of the Board of Directors of
Silk Road Medical , Inc.

/s/ Erica Rogers
Erica Rogers
President and Chief Executive Officer